UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Mikron Infrared, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.003 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59862R 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Gerarld D. Posner, President
                              Mikron Infrared, Inc.
                                16 Thornton Road
                            Oakland, New Jersey 07436

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                     Arent Fox Kintner Plotkin & Kahn, PLLC
                                  1675 Broadway
                          New York, New York 10019-5874
                                 (212) 484-3917
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: |_|

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                         Page 2 of 19 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     GERALD D. POSNER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    451,190*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           451,190*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,190*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.95%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
*     See Item 5(a) and Footnote 1 thereto

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                         Page 3 of 19 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     DENNIS L. STONEMAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    209,524*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        46,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           209,524*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    46,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     255,524*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                |X|**

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.06%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
*     See Item 5(a) and Footnote 1 thereto
** Does not include shares as to which Eileen Stoneman claims sole voting and dispositive powers, Drew Stoneman and Lori Marino, JTWROS claim shared voting and dispositive powers, Dennis Stoneman, Jr. and Sandra Stoneman, JTWROS claim shared voting and dispositive powers and Millie Merolla, claims sole voting and dispositive powers.

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                         Page 4 of 19 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     EILEEN STONEMAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        46,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    46,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                               |X|**

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.03%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*     See Item 5(a) and Footnote 1 thereto
** Does not include shares as to which Dennis L. Stoneman claims sole voting and dispositive powers, Drew Stoneman and Lori Marino, JTWROS claim shared voting and dispositive powers, Dennis Stoneman, Jr. and Sandra Stoneman, JTWROS claim shared voting and dispositive powers and Millie Merolla, claims sole voting and dispositive powers.

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                         Page 5 of 19 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     DREW STONEMAN AND LORI MARINO, JTWROS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    NONE
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           NONE
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                               |X|**

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     LESS THAN ONE TENTH OF ONE PERCENT*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
*     See Item 5(a) and Footnote 1 thereto

** Does not include shares as to which Dennis L. Stoneman claims sole or shared voting and dispositive powers, Eileen Stoneman claims sole or shared voting and dispositive powers, Dennis Stoneman, Jr. and Sandra Stoneman, JTWROS claim shared voting and dispositive powers and Millie Merolla, claims sole voting and dispositive powers.

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                         Page 6 of 19 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     DENNIS STONEMAN, JR. AND SANDRA STONEMAN, JTWROS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    NONE
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        15,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           NONE
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    15,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                |X|**

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.29%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*     See Item 5(a) and Footnote 1 thereto
** Does not include shares as to which Dennis L. Stoneman claims sole or shared voting and dispositive powers, Eileen Stoneman claims sole or shared voting and dispositive powers, Drew Stoneman and Lori Marino, JTWROS claim shared voting and dispositive powers and Millie Merolla, claims sole voting and dispositive powers.

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                         Page 7 of 19 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     MILLIE MEROLLA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                |X|**

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     LESS THAN ONE TENTH OF ONE PERCENT%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
*     See Item 5(a) and Footnote 1 thereto
** Does not include shares as to which Dennis L. Stoneman claims sole or shared voting and dispositive powers, Eileen Stoneman claims sole or shared voting and dispositive powers, Drew Stoneman and Lori Marino, JTWROS claim shared voting and dispositive powers and Dennis Stoneman, Jr. and Sandra Stoneman, JTWROS, claim shared voting and dispositive powers.

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                         Page 8 of 19 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     PAUL A. KOHMESCHER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITES STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    15,000*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           15,000*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.29%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
*     See Item 5(a) and Footnote 1 thereto

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                         Page 9 of 19 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     LAWRENCE C. KARLSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    174,500*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           174,500*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     174,500*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.46%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
*     See Item 5(a) and Footnote 1 thereto

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                        Page 10 of 19 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     HERMANN SCHLOSSER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     GERMANY
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    72,500
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           72,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     72,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                |X|**

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.44%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
*     See Item 5(a) and Footnote 1 thereto
** Does not include shares as to which Karen Beck, the Reporting Person's daughter, claims sole voting and dispositive powers. See the Schedule 13G filed by Ms. Beck on December 2, 2002.

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                        Page 11 of 19 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     WILLIAM J. ECKENRODE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    55,000*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           55,000*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     55,000*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.09%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
*     See Item 5(a) and Footnote 1 thereto

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                        Page 12 of 19 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     EARNEST M. EMERY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    NONE
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        30,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           NONE
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    30,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.59%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------
*     See Item 5(a) and Footnote 1 thereto

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                        Page 13 of 19 Pages

ITEM 1. Security and Issuer

      This Statement on Schedule 13D (the "Statement" or "Schedule 13D") relates to the common stock, $.003 par value (the "Common Stock"), of Mikron Infrared, Inc., a New Jersey corporation (the "Issuer"), which has its principal executive offices located at 16 Thornton Road, Oakland, New Jersey 07436.

ITEM 2. Identity and Background

      (a) - (c) The persons filing this Statement (each, a "Reporting Person" and all collectively, the "Reporting Persons") are as follows:

            (i) Gerald D. Posner, whose residence address is 8 Victorian Hill, Manalapan, New Jersey 07726-8682 and whose business address is 16 Thornton Road, Oakland, New Jersey 07436. Mr. Posner is presently employed as the President and Chief Executive Officer of the Issuer, and is a member of the Issuer's Board of Directors.

            (ii) Dennis L. Stoneman, whose residence address is 1562 Doe Trail Lane, Yardley, Pennsylvania 19067 and whose business address is 16 Thornton Road, Oakland, New Jersey 07436. Mr. Stoneman is presently employed as the Executive Vice President of the Issuer, and is a member of the Issuer's Board of Directors.

            (iii) Eileen Stoneman, whose residence address is 1562 Doe Trail Lane, Yardley, Pennsylvania 19067 is the wife of Dennis L. Stoneman, and is not employed or otherwise engaged in business.

            (iv) Drew Stoneman and Lori Marino, JTWROS, whose residence address is 43 East 10th Street, Apt. 5J, New York, New York 10003. Mr. Stoneman is a son of Dennis L. Stoneman and Eileen Stoneman. He is currently employed by Time, Inc. as a marketing development manager. His business address is 1271 Avenue of the Americas, New York, New York 10020. Ms. Marino is Drew Stoneman's wife. She is currently employed as a Vice President - Professional Risk Management of ACE USA, the US member companies of the ACE Group of insurance companies. Her business address is 140 Broadway, New York, New York 10005.

            (v) Dennis Stoneman, Jr. and Sandra Stoneman, JTWROS, whose residence address is 817A North Taney Street, Philadelphia, Pennsylvania 19130. Mr. Stoneman is a son of Dennis L. Stoneman and Eileen Stoneman. He is currently employed by Archer Daniels Midland Company as an energy trader. His business address is 140 Broadway, New York, New York 10005. Ms. Stoneman is the wife of Dennis Stoneman, Jr. She is an attorney currently employed by Duane Morris LLP. Her business address is 4200-One Liberty Place, Philadelphia, Pennsylvania 19103.

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                        Page 14 of 19 Pages

            (vi) Millie Merolla, whose residence address is 1562 Doe Trail Lane, Yardley, Pennsylvania 19067, is the mother in law of Dennis L. Stoneman and mother of Eileen Stoneman, and is not employed or otherwise engaged in business.

            (vii) Paul A. Kohmescher, whose residence address is 500 East Baldwin Street, Hackettstown, New Jersey 07840 and whose business address is 16 Thornton Road, Oakland, New Jersey 07436. Mr. Kohmescher is presently employed as Vice President and Chief Financial Officer of the Issuer.

            (viii) Lawrence C. Karlson, whose residence address is 2401 Casas de Marbella Drive, Palm Beach Gardens, Florida 33410-1283, is a retired business executive and private investor, and is Chairman of the Issuer's Board of Directors.

            (ix) Hermann Schlosser, whose residence address is Kaiser-Friedrich-Promenade, 149, D-61352 Bad Homburg v.d.H., Germany, is a consultant to the Issuer and private investor.

            (x) William J. Eckenrode, whose residence address is 575 Gramercy Lane, Downingtown, Pennsylvania 19335-4839, is a retired business executive and private investor, and is member of the Issuer's Board of Directors.

            (xi) Earnest M. Emery, whose residence address is 14126 Spruce Grove Road, Lower Lake, California 95457, is a consultant to the Issuer and private investor. Title to Mr. Emery's shares of Issuer's Common Stock which are the subject of this Statement are held, or will be held, by Earnest M. Emery and Caroline Emery, Trustees of the Earnest M. Emery and Caroline Emery Family Trust.

      (d) None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

      (f) Each of the Reporting Persons except Mr. Schlosser is a citizen of the United States. Mr. Schlosser is a citizen of Germany.

ITEM 3.     Source and Amount of Funds or Other Consideration

      Each of the Reporting Persons employed his or her personal funds in order to purchase his or her shares. None of such personal funds has been borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares.

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                        Page 15 of 19 Pages

ITEM 4. Purpose of Transaction

      In 1992, Chori Co., Ltd. ("Chori") subscribed for and purchased from the Issuer in a private transaction 350,000 shares of Common Stock (the "Shares"). In or about January 2003, Chori advised the Issuer's management that it desired to sell all of such shares, and inquired as to whether the Issuer would be interested in purchasing them in an off-market block transaction. The Issuer's Board of Directors concluded that it would not be in the Issuer's best interests to employ Issuer's financial resources for such purpose. Such conclusion was reached at a meeting of the Issuer's Board of Directors at which Lawrence C. Karlson, Chairman of the Board, Gerald D. Posner, a director, President and Chief Executive Officer, Dennis L. Stoneman, a director and Executive Vice President and William J. Eckenrode, a director (all of whom are hereinafter collectively referred to as the " Director Group"), as well as Keikhosrow Irani, a director and Chief Technical Officer, Paul A. Kohmescher, Vice President and Chief Financial Officer, Hermann Schlosser, a consultant and Earnest M. Emery, a consultant, were present.

      After the Issuer's Board of Directors reached said conclusion, the Reporting Persons identified in Item 2 of this Statement determined that they would be interested in acquiring the Shares. Gerald D. Posner, acting on behalf of all of the Reporting Persons, inquired as to whether Chori would be interested in selling the Shares at a purchase price of $1.70 per share. After Chori advised Mr. Posner that it would sell the Shares at that price, the Reporting Persons delivered their respective offers to Chori to purchase the Shares, as follows:

`                                                           Purchase   Number of
                    Name of Purchaser                        Price      Shares
---------------------------------------------------------   --------   ---------

Gerald D. Posner                                            $127,500      75,000
Lawrence C. Karlson                                          123,250      72,500
Hermann Schlosser                                            123,250      72,500
Dennis L. Stoneman and Eileen Stoneman, JTWROS                78,200      46,000
William J. Eckenrode                                          42,500      25,000
Earnest M. Emery (1)                                          42,500      25,000
Dennis Stoneman, Jr. and Sandra Stoneman, JTWROS              25,500      15,000
Eileen Stoneman                                               10,200       6,000
Paul A. Kohmescher                                             8,500       5,000
Drew Stoneman and Lori Marino, JTWROS                          8,500       5,000
Millie Merolla                                                 5,100       3,000
                                                                       ---------
                                                            $595,000     350,000

----------
(1) Title to Mr. Emery's shares will be transferred to Earnest M. Emery and Caroline Emery, Trustees of the Earnest M. Emery and Caroline Emery Family Trust.

      The Reporting Persons' purchases of their respective portions of the Shares were consummated on March 27, 2003.

      Although the purchases were effectuated by the Reporting Persons acting in concert and as a group, each of the Reporting Persons, except for the members of the Director Group, specifically disclaims that he and/or she has made any agreement or entered into any

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                        Page 16 of 19 Pages

arrangement with any other Reporting Person, or that he or she has, at present, any specific plan or proposal which relates to or would result in:

            (i) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

            (iii) A sale or transfer of a material amount of assets of the
                  Issuer or any of its subsidiaries;

            (iv) Any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board;

            (v) Any material change in the present capitalization or dividend policy of the Issuer;

            (vi) Any other material change in the Issuer's business or corporate structure;

            (vii) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

            (viii) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (ix) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (x)   Any action similar to any of those enumerated above.

      Although the members of the Director Group own or control, individually or, in the case of Dennis L. Stoneman, jointly with his wife, less than 19%, in the aggregate, of the Issuer's outstanding Common Stock, the members of the Director Group consider themselves to be affiliates of the Issuer, as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934 (the "Act"). Therefore, although the Director Group does not, at present, have any specific plan or proposal which relates to or would result in any of the transactions or occurrences described in paragraphs (i) - (x) above, they possess the power and authority to cause such transactions and/or occurrences to be implemented, and do not disclaim that they may undertake one or more of such transactions or occurrences in the future.

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                        Page 17 of 19 Pages

ITEM 5. Interest in Securities of the Issuer

      (a) For purposes of the disclosures made in this Schedule 13D, all of the 155,714 shares of Common Stock which are issuable pursuant to options which any of the Reporting Persons may exercise within 60 days of the date of this Statement are deemed to be outstanding pursuant to Rule 13 d-3(d)(1)(i)(A) of the Act. Based on the 4,888,200 shares of Common Stock of the Issuer reported as outstanding in the Issuer's Annual Report on Form 10-KSB for the year ended October 31, 2002 (SEC file No. 0-15486), and including the 155,714 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i)(A) of the Act, the Reporting Persons, (i) collectively, would beneficially own 1,082,714 shares (21.47%) of the outstanding Common Stock of the Issuer; and (ii) individually, would beneficially own the outstanding Common Stock of the Issuer, as follows:

Name of Reporting Person                         Shares Owned     Percentage(1)
------------------------------------------------ ------------     -------------
Gerald D. Posner                                      451,190              8.95%
Dennis L. Stoneman                                    209,524              4.15%
Dennis L. Stoneman and Eileen Stoneman, JTWROS         46,000              0.91%
Eileen Stoneman                                         6,000              0.12%
Drew Stoneman and Lori Marino, JTWROS                   5,000              0.10%
Dennis Stoneman, Jr. and Sandra Stoneman, JTWROS       15,000              0.30%
Millie Merolla                                          3,000              0.06%
Paul A. Kohmescher                                     15,000              0.30%
Lawrence C. Karlson                                   174,500              3.46%
Hermann Schlosser                                      72,500              1.44%
William J. Eckenrode                                   55,000              1.09%
Earnest M. Emery                                       30,000(2)           0.59%
                                                 ------------     -------------
                                                    1,082,714             21.47%

      (b) Except for the Reporting Persons identified in the immediately preceding table as joint tenants with rights of survivorship ("JTWROS") or as trustees, the Reporting Persons disclaim beneficial ownership with respect to one another's shares. The Reporting Persons identified in the immediately preceding table as joint tenants with rights of survivorship and as trustees share all voting rights and rights of disposition with their respective co-tenants and co-trustees with regard to the shares identified as being owned by them in said table.

      (c) Except for the purchase of the Shares, none of the Reporting Persons effected any transactions in the Issuer's Common Stock during the past sixty
(60) days.

----------
      (1) For purposes of calculating the percentage of ownership of Common Stock held by each Reporting Person, Issuer is deemed to have 5,043,914 shares of Common Stock outstanding, 155,714 more shares than are actually outstanding.

      (2) All of these shares are held, or will be held, by Earnest M. Emery and Caroline Emery, Trustees of the Earnest M. Emery and Caroline Emery Family Trust.

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                        Page 18 of 19 Pages

            (d) Not Applicable

            (e) Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except to the extent disclosed in Item 4 of this Report, the Reporting Persons do not have any arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits

      None

SIGNATURES.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current(3).


                                        ----------------------------------------
                                        Gerald D. Posner


                                        ----------------------------------------
                                        Dennis L. Stoneman


                                        ----------------------------------------
                                        Eileen Stoneman


                                        ----------------------------------------
                                        Drew Stoneman


                                        ----------------------------------------
                                        Lori Marino

--------
      (3) None of the Reporting Persons certifies any statements that relate to any other Reporting Person, except that the following pairs of Reporting persons certify the statements that relate to each other: Dennis L. Stoneman and Eileen Stoneman, Drew Stoneman and Lori Marino and Dennis Stoneman, Jr. and Sandra Stoneman.

                                 SCHEDULE 13D

CUSIP No. 59862R 10 3                                        Page 19 of 19 Pages


                                        ----------------------------------------
                                        Dennis Stoneman, Jr.


                                        ----------------------------------------
                                        Sandra Stoneman


                                        ----------------------------------------
                                        Millie Merolla


                                        ----------------------------------------
                                        Paul A. Kohmescher


                                        ----------------------------------------
                                        Lawrence C. Karlson


                                        ----------------------------------------
                                        Hermann Schlosser


                                        ----------------------------------------
                                        William J. Eckenrode


                                        ----------------------------------------
                                        Earnest M. Emery